FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number:

ORIGIN ENERGY LIMITED

(Translation of registrant’s name into English)

Level 39

AMP Centre

50 Bridge Street

SYDNEY  NSW  2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1)(7):

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐        No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Origin Energy Limited

By:	/s/ WILLIAM HUNDY
Name:	William Hundy
Title:	Company Secretary

Date: February 5, 2003

* Print the name and title of the signing officer under his Signature.

ASX Release

2 January 2003

Hovea 4 ST1 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that at 0600 hours WST the Hovea 4 Sidetrack well (Hovea 4 ST1) operated by ARC Energy NL and located in the onshore Perth Basin Production Licence L1, was preparing to run wireline logs after drilling to a total measured depth of 2493 metres. As planned, the well intersected the reservoir at approximately the same elevation as the original well bore with similar hydrocarbon shows and 9 5/8 inch casing has been cemented at the base of the Kockatea Shale. Confirmation on the depth to top reservoir, size of the hydrocarbon column and reservoir quality will be determined once logging has been completed, at which time the well will be completed for production by running a 7 inch liner.

It is anticipated that drilling operations on Hovea 4 ST1 will be completed early next week and the well will be handed to the field production operators who will commence test production from the well as soon as practicable. A decision on the forward program for the drilling rig will be made shortly by the joint venture.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 4 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

* a wholly owned subsidiary of Origin Energy Limited.

For further information contact:

Dr Rob Willink

General Manager – Exploration

Phone: 07 3858 0676

Email: rob.willink@upstream.originenergy.com.au

ASX Release

6 January 2003

Bassgas Project To Proceed To Construction

Origin Energy Resources Limited (OERL), as Operator on behalf of the Joint Venture comprising Australian Worldwide Exploration Limited (AWE), CalEnergy Gas (Australia), Wandoo Petroleum and OERL, has announced that the BassGas Project will proceed to construction.

The decision of the joint venture partners to proceed follows the granting of State and Federal Environmental Approvals and approval from each Joint Venture party to commit the remaining $400 million of project expenditure over the next 18 months.

The BassGas Project initially involves the development of the Yolla field, located in Bass Strait, 147 kilometres from the southern Victorian coast. The field will supply enough gas to service up to 67 terajoules of gas sales a day, together with substantial volumes of condensate and LPG. It is expected to supply around 10% of the Victorian natural gas market over the next 15 years, commencing from the second half of 2004.

Origin Energy Retail Limited has agreed to purchase 100 per cent of the 20 petajoules of gas produced per annum for its Retail business through individual contracts with each Joint Venture Party. LPG will be sold to Elgas and Origin Energy Retail Limited.

Construction of the gas plant located near Lang Lang in south-eastern Victoria will commence in late January. The offshore gas platform will be constructed in South East Asia and transported to Bass Strait.

Project Timeline:

Construction of:	Construction timeframe
75MMSCFD onshore gas plant near Lang Lang	Start 1Q 2003
32km, onshore pipelines	Start 3Q 2003
147km, sub-sea pipelines	Start 1Q 2004
Offshore production platform installation	Start 1Q 2004
Sales gas production comes online	3Q 2004

The participants in the T/RL1 Joint Venture are:

Origin Energy (Operator)	37.5%
AWE	30.0%
CalEnergy	20.0%
Wandoo Petroleum Pty	12.5%

ASX Release

10 January 2003

Hovea 4 ST1 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that at 0600 hours WST the Hovea 4 sidetrack well (Hovea 4 ST1) operated by ARC Energy NL and located in the onshore Perth Basin Production Licence L1, was preparing to commence completion operations across the Dongara Sandstone reservoir section. Preliminary wireline log interpretation indicates the top of the Dongara Sandstone in Hovea 4 ST1 is 52 metres above the oil water contact seen in the previous wells. The oil column will be confirmed once final survey and wireline log data from Hovea 4 is integrated with other data from the field.

Hovea 4 ST1 will be completed as a deviated production well with the drilling of the proposed horizontal section deferred pending a full analysis of the drilling results to date.

It is anticipated that the rig will be released from Hovea 4 ST1 early next week and the well will be handed to the field production operators who will commence test production from the well as soon as practicable.

The rig will be then be moved to the Hovea 5 location with the Hovea 5 well expected to spud no later than 1 February. Subject to final joint venture approvals, the Hovea 5 well will be followed by the Eremia 1 exploration well.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 4 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

* a wholly owned subsidiary of Origin Energy Limited.

For further information contact:

Dr Rob Willink

General Manager – Exploration

Phone: 07 3858 0676

Email: rob.willink@upstream.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1  -  All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+ Class of + securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of + securities issued or to be issued (if known) or maximum number which may be issued	91,900

3

Principal terms of the + securities (eg, if options, exercise price and expiry date; if partly paid + securities, the amount outstanding and due dates for payment; if + convertible securities, the conversion price and dates for conversion)

		Fully Paid Ordinary Shares

4	Do the + securities rank equally in all respects from the date of allotment with an existing + class of quoted + securities?	Yes

	If the additional securities do not rank equally, please state:
	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$1.76

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering + securities into uncertificated holdings or despatch of certificates	73,850 – 9 January 2003 18,050 – 10 January 2003

		Number	+ Class

8	Number and + class of all + securities quoted on ASX (including the securities in clause 2 if applicable)	652,409,860	Ordinary

		Number	+ Class

9	Number and + class of all + securities not quoted on ASX (including the securities in clause 2 if applicable)	12,276,800	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2  -  Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the + securities will be offered	N/A

14	+ Class of + securities to which the offer relates	N/A

15	+ Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has + security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of + security holders	N/A

25	If the issue is contingent on + security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do + security holders sell their entitlements in full through a broker?	N/A

31	How do + security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do + security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+ Despatch date	N/A

Part 3  -  Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the + securities are + equity securities, the names of the 20 largest holders of the additional + securities, and the number and percentage of additional + securities held by those holders

36	☐	If the + securities are + equity securities, a distribution schedule of the additional + securities setting out the number of holders in the categories
1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over

37	☐	A copy of any trust deed for the additional + securities

(now	go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which + quotation is sought

39	Class of + securities for which quotation is sought

40	Do the + securities rank equally in all respects from the date of allotment with an existing + class of quoted + securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+ Class

42	Number and + class of all + securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+ Quotation of our additional + securities is in ASX’s absolute discretion. ASX may quote the + securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the + securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those + securities should not be granted + quotation.

•	An offer of the + securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any

+securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the + securities to be quoted, it has been provided at the time that we request that the + securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the + securities to be quoted under section 1019B of the Corporations Act at the time that we request that the + securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before + quotation of the + securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	10 January 2003
Company Secretary

Print name:	William M Hundy

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1  -  All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+ Class of + securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of + securities issued or to be issued (if known) or maximum number which may be issued	27,900

3

Principal terms of the + securities (eg, if options, exercise price and expiry date; if partly paid + securities, the amount outstanding and due dates for payment; if + convertible securities, the conversion price and dates for conversion)

		Fully Paid Ordinary Shares

4	Do the + securities rank equally in all respects from the date of allotment with an existing + class of quoted + securities?	Yes

	If the additional securities do not rank equally, please state:
	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$1.76

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering + securities into uncertificated holdings or despatch of certificates	14 January 2003

		Number	+ Class

8	Number and + class of all + securities quoted on ASX (including the securities in clause 2 if applicable)	652,437,760	Ordinary

		Number	+ Class

9	Number and + class of all + securities not quoted on ASX (including the securities in clause 2 if applicable)	12,248,900	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2  -  Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the + securities will be offered	N/A

14	+ Class of + securities to which the offer relates	N/A

15	+ Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has + security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of + security holders	N/A

25	If the issue is contingent on + security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do + security holders sell their entitlements in full through a broker?	N/A

31	How do + security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do + security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+ Despatch date	N/A

Part 3  -  Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the + securities are + equity securities, the names of the 20 largest holders of the additional + securities, and the number and percentage of additional + securities held by those holders

36	☐

If the + securities are + equity securities, a distribution schedule of the additional + securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional + securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which + quotation is sought

39	Class of + securities for which quotation is sought

40	Do the + securities rank equally in all respects from the date of allotment with an existing + class of quoted + securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+ Class

42	Number and + class of all + securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+ Quotation of our additional + securities is in ASX’s absolute discretion. ASX may quote the + securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the + securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those + securities should not be granted + quotation.

•	An offer of the + securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any

+securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the + securities to be quoted, it has been provided at the time that we request that the + securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the + securities to be quoted under section 1019B of the Corporations Act at the time that we request that the + securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before + quotation of the + securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	15 January 2003
Company Secretary

Print name:	William M Hundy

ASX Release

16 January 2003

Koroit West 1 Well Commences, Onshore Otway Basin, Victoria, PEP 152

Origin Energy Resources Limited, as Operator for PEP 152, advises that the Koroit West 1 well spudded at 8.30am AEST on Thursday, 16 January 2003.

The well is expected to take approximately 6 days to reach its planned total depth of approximately 900m.

Co-ordinates for the drilling location are as follows:

Latitude:	38° 16’ 42.17 “ S
Longitude:	142° 17’ 53.55” E
Datum:	GDA 94

Equity participation is as follows:

Origin Energy Petroleum Pty Limited	50.51%
Essential Petroleum Resources Ltd	33.90%
Lakes Oil NL	15.59%

Drilling operations for the Koroit West 1 well are being managed by Essential Petroleum Resources Ltd under an agreement with Origin Energy.

For further information contact:

Dr. Rob Willink

General Manager – Exploration

Origin Energy

Phone: 07 3858 0676

Email: rob.willink@upstream.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+ Class of + securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of + securities issued or to be issued (if known) or maximum number which may be issued	118,150

3

Principal terms of the + securities (eg, if options, exercise price and expiry date; if partly paid + securities, the amount outstanding and due dates for payment; if + convertible securities, the conversion price and dates for conversion)

		Fully Paid Ordinary Shares

4	Do the + securities rank equally in all respects from the date of allotment with an existing + class of quoted + securities?	Yes

	If the additional securities do not rank equally, please state:
	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$1.76

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering + securities into uncertificated holdings or despatch of certificates	17 January 2003

		Number	+ Class

8	Number and + class of all + securities quoted on ASX (including the securities in clause 2 if applicable)	652,555,910	Ordinary

		Number	+ Class

9	Number and + class of all + securities not quoted on ASX ( including the securities in clause 2 if applicable)	12,130,750	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the + securities will be offered	N/A

14	+ Class of + securities to which the offer relates	N/A

15	+ Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has + security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of + security holders	N/A

25	If the issue is contingent on + security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do + security holders sell their entitlements in full through a broker?	N/A

31	How do + security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do + security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+ Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the + securities are + equity securities, the names of the 20 largest holders of the additional + securities, and the number and percentage of additional + securities held by those holders

36	☐	If the + securities are + equity securities, a distribution schedule of the additional + securities setting out the number of holders in the categories
1- 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over

37	☐	A copy of any trust deed for the additional + securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which + quotation is sought

39	Class of + securities for which quotation is sought

40	Do the + securities rank equally in all respects from the date of allotment with an existing + class of quoted + securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+ Class

42	Number and + class of all + securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+ Quotation of our additional + securities is in ASX’s absolute discretion. ASX may quote the + securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the + securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those + securities should not be granted + quotation.

•	An offer of the + securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any + securities to be quoted and that no-one has any right to return any + securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the + securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the + securities to be quoted, it has been provided at the time that we request that the + securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the + securities to be quoted under section 1019B of the Corporations Act at the time that we request that the + securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before + quotation of the + securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	20 January 2003
Company Secretary

Print name:	William M Hundy

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1—All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+ Class of + securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of + securities issued or to be issued (if known) or maximum number which may be issued	100,450

3

Principal terms of the + securities (eg, if options, exercise price and expiry date; if partly paid + securities, the amount outstanding and due dates for payment; if + convertible securities, the conversion price and dates for conversion)

		Fully Paid Ordinary Shares

4	Do the + securities rank equally in all respects from the date of allotment with an existing + class of quoted + securities?	Yes

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	30,000 @ $2.92

30,000 @ $1.66

40,450 @ $1.76

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering + securities into uncertificated holdings or despatch of certificates	29 January 2003

		Number	+ Class

8	Number and + class of all + securities quoted on ASX (including the securities in clause 2 if applicable)	652,656,360	Ordinary

		Number	+ Class

9	Number and + class of all + securities not quoted on ASX (including the securities in clause 2 if applicable)	12,030,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the + securities will be offered	N/A

14	+ Class of + securities to which the offer relates	N/A

15	+ Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has + security holders who will not be sent new issue documents	N/A

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of + security holders	N/A

25	If the issue is contingent on + security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if	N/A
applicable)

29	Date rights trading will end (if applicable)	N/A

30	How do + security holders sell their entitlements in full through a broker?	N/A

31	How do + security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do + security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+ Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a) ☒	Securities described in Part 1

(b) ☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐	If the + securities are + equity securities, the names of the 20 largest holders of the additional + securities, and the number and percentage of additional + securities held by those holders

36 ☐	If the + securities are + equity securities, a distribution schedule of the additional + securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 ☐	A copy of any trust deed for the additional + securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which + quotation is sought

39	Class of + securities for which quotation is sought

40	Do the + securities rank equally in all respects from the date of allotment with an existing + class of quoted + securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restricted period (if issued upon conversion of another security, clearly identify that other security)

		Number	+ Class

42	Number and + class of all + securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+ Quotation of our additional + securities is in ASX’s absolute discretion. ASX may quote the + securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the + securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those + securities should not be granted + quotation.

•	An offer of the + securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any + securities to be quoted and that no-one has any right to return any + securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the + securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the + securities to be quoted, it has been provided at the time that we request that the + securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the + securities to be quoted under section 1019B of the Corporations Act at the time that we request that the + securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the + securities to be quoted under section 1019B of the Corporations Act at the time that we request that the + securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before + quotation of the + securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	30 January 2003

Company Secretary

Print name:	William M Hundy

facsimile

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	31 January 2003
From	Bill Hundy	Pages	1
Subject	PRESENTATION TO US INVESTORS

Please visit our website www.originenergy.com.au under the Investor Centre – Presentations section to view a copy of a presentation that Managing Director Mr Grant King and Treasurer Mr Peter Rice are delivering to investors in the United States.

Regards

Bill Hundy

Company Secretary

31 January 2003

Report for the quarter ended 31 December 2002

To the Australian Stock Exchange

Origin Energy Limited (Origin) hereby submits this quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiary Origin Energy Resources Limited and 85% owned subsidiary Oil Company of Australia Limited (OCA).

Highlights during the quarter were:

•	On 18 December 2002, Origin and OCA announced a long term gas supply arrangement with AGL under which the companies will supply 340 PJ of gas over 15 years from 1 May 2005. Approximately 52% of the gas will be supplied by OCA from its Queensland gas fields.

•	A vigorous coal seam gas (CSG) programme was maintained with twenty-three (23) wells drilled, including eleven (11) on the Fairview and Durham fields, and ongoing production testing of a number of recently completed production pilots and individual wells.

•	On 18 December 2002, a long term gas supply arrangement with AGL was announced, whereby 505 PJ of gas will be supplied from the Cooper Basin between 2003 and 2016. Origin’s net share of gas will be approximately 71 PJ.

•	Nine (9) wells (4 gas appraisal; 2 gas development; 2 oil development and 1 oil exploration) were drilled in the Cooper/Eromanga Basins. All but one well were cased and suspended as potential future producers.

•	Two wells, the appraisal well, Hovea 4/4ST (L1/L2), and the exploration well, Jingemia 1 (EP 413), in the onshore Perth Basin, encountered significant oil columns in the Dongara Sandstone. The Hovea field was brought on stream in early October while Jingemia 1 produced oil at an average rate of 1900 bbls/day during a production test.

•	With the receipt of all government environmental approvals and verification of the platform design by insurers, the Joint Venture approved the BassGas Development and gave notice to Clough to proceed with construction.

•	Subsurface studies, development engineering planning (including offshore surveying) and environmental studies continued on the Thylacine (T/30P) and Geographe (VIC/P43) fields aimed at a decision on the development concept in April 2003.

•	A four well (exploration/appraisal) programme in the Myall Creek area of the Surat Basin was successful with three wells flowing gas at commercial rates. These wells were cased and suspended as future producers.

•	Two wells (one exploration/one development) drilled in the Denison Trough tested gas at commercial rates and were cased and suspended as future producers.

•	The Morangie 1 well in WA-226P, offshore Perth basin, was plugged and abandoned.

Report for the quarter ended 31 December 2002

1.    SALES

The share of product sold during the quarter is summarised as follows:

Sales Volumes

Product	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2001/02	YTD 2002/03	YTD 2001/02
Natural Gas	PJ
SA Cooper & SWQ		9.08	10.90		9.15	19.98	19.87
Otway Basin		1.66	1.91		1.79	3.57	3.88
Perth Basin		0.70	0.70		0.59	1.40	1.36
Carnarvon Basin		1.83	1.81		1.91	3.63	3.93
Coal Seam Gas		2.43	2.31		2.13	4.74	4.21
Surat / Denison		2.60	2.81		2.71	5.42	5.35
USA		—	0.00		—	0.00	—

Total		18.30	20.45	-10%	18.28	38.75	38.60

Crude Oil	kbbls
SA Cooper & SWQ		122.51	90.67		68.62	213.18	139.87
Surat / Denison		12.90	15.76		32.58	28.66	72.02
Eromanga		—	0		99.41	—	227.01
Perth Basin		90.59	0.62		—	91.21	—
USA		0.06	1.95		—	1.89	—

Total		225.95	108.99	107%	200.61	334.94	438.90

Condensate/naphtha	kbbls
SA Cooper & SWQ		161.95	139.23		250.00	301.18	338.83
Otway Basin		6.72	8.44		7.56	15.16	15.21
Perth Basin		1.35	1.63		0.55	2.98	1.62
Surat / Denison		13.25	10.49		12.20	23.73	26.69

Total		183.26	159.79	15%	270.31	343.05	382.35

LPG	ktonnes
SA Cooper & SWQ		11.60	16.91		21.74	28.52	25.46
Surat / Denison		2.40	2.18		1.80	4.58	3.81

Total		14.00	19.09	-27%	23.54	33.09	29.27

Ethane	ktonnes
SA Cooper & SWQ		8.63	12.47		11.93	21.10	23.19

Total		8.63	12.47	-31%	11.93	21.10	23.19

Sales	PJE	This Quarter	Previous Quarter	% Change	2nd Quarter 2001/02	YTD 2002/03	YTD 2001/02
Internal		4.00	4.51		4.05	8.52	8.63
External		17.74	9.02		18.64	36.76	37.24

Total		21.75	23.53	-8%	22.69	45.28	45.87

Sales Revenue ($000)
External		72,805	71,747	1%	73,495	144,552	140,780

Sales Volumes by Basin (PJE)
SA Cooper & SWQ		11.69	13.66		12.59	25.35	24.97
Otway Basin		1.69	1.96		1.83	3.65	3.96
Perth Basin		1.24	0.71		0.59	1.95	1.37
Carnarvon Basin		1.83	1.81		1.91	3.63	3.93
Coal Seam Gas		2.43	2.31		2.13	4.74	4.21
Surat / Denison		2.87	3.07		3.05	5.94	6.10
Eromanga		0	0		0.58	—	1.32
USA		0.00	0.01		—	0.01	—

Total		21.75	23.53	-8%	22.69	45.28	45.87

Conversion factors :
Crude oil	5.83 PJ/million bbls
Condensate	5.41 PJ/million bbls
LPG	49.3 PJ/million tonnes
Ethane	51.7 PJ/million tonnes

2.	MARKETING AND DEVELOPMENT ACTIVITIES

2.1	South Australia

2.1.1	Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

A long term gas supply arrangement with AGL for the supply of 505 PJ of gas from the Cooper Basin was announced on 18 December 2002. The SA Unit will supply 355 PJ of the contract volume between 2003 and 2016.

Two gas development wells (Marabooka 6 and 7) were drilled in the quarter. Both were cased and suspended as future producers.

Two oil development wells (Big Lake 73 and 74) were drilled in the quarter. Both were cased and suspended as future producers.

A $64 million project (the “ACE” project) to upgrade the Moomba plant control system was approved by the joint venture during the quarter.

Patchawarra East Block (Interest 10.536%)

No significant activity during the quarter.

2.1.2	Otway Basin

PPL 62 (Interest 75.7143%, Katnook area gas fields (Operator)), PPL 168 (Interest 75.7143%, Redman gas field (Operator))

No significant activity during the quarter.

2.2	Queensland

2.2.1	Cooper/Eromanga Basins

ATP 259P – SWQ Gas Unit (Origin Energy Resources Limited 16.5% and Oil Company of Australia Limited 0.2375%)

A long term gas supply arrangement with AGL for the supply of 505 PJ of gas from the Cooper Basin was announced on 18 December 2002. The SWQ Unit will supply 150 PJ of the contract volume between 2004 and 2016.

The Gas Sales Agreement with Pasminco has been extended until 31 March 2003 to allow time for negotiation of a longer-term agreement.

There was no drilling activity during the quarter.

ATP 259P (Origin Energy Resources Limited Block Interests 10-27%)

No significant activity during the quarter.

2.2.2	Surat Basin

PLs 30, 56 & 74 / PPL 22 (Oil Company of Australia Limited 20%, Angari Pty Limited 49% (Operator) in PLs 56 and 74; Oil Company of Australia Limited 20%, Angari Pty Limited 55% (Operator) in PL 30)

No significant activity during the quarter.

PLs 53 and 174 / PPL 63 (Oil Company of Australia Limited 100% (Operator))

A three well appraisal programme was conducted over the PL174 area during the quarter. Myall Creek 3 (PL174) intersected commercial gas in the Tinowon Formation. The upper zone was tested by DST-2 and flowed at 8.6 MMscfd at 1525 psig FTHP on a 1/2" choke. The Tinowon also flowed gas on DST-1 over a lower interval at a low declining rate of 0.15 MMscfd.

Riverside South 1 (PL 174), the second appraisal well in the programme, was plugged and abandoned.

Myall Creek 4 (PL174) intersected commercial gas in the Tinowon Formation. DST-1 flowed water at 94 BWPD with minor gas (54 Mscfd). DST-2 flowed gas at 50 Mscfd. DST-3 flowed gas from the upper zone at 3.2 MMscfd at a FTHP of 508 psia on a 1/2" choke. The well was cased and suspended as a future Tinowon production well.

PLs 70 & 71 (Oil Company of Australia Limited 22.5% (Operator), Angari Pty Limited 67.5% in PL 71; Oil Company of Australia Limited 100% (Operator) in PL 70)

No significant activity during the quarter.

PLs 10, 11, 12, 28, 69 & 89 (Oil Company of Australia Limited 10.745%, Oil Investments Ltd 35.505%); (Oil Company of Australia Limited 5.8075%, Oil Investments Ltd 19.1925% in Snake Creek East Exclusion Zone)

No significant activity during the quarter.

PLs 21, 22, 27 & 64 (Oil Company of Australia Limited 64% (Operator), Oil Investments Limited 19% and Angari Pty Limited 4.5% in PLs 21, 22 and 27; Oil Company of Australia Limited 83% (Operator) and Angari Pty Limited 4.5% in PL 64)

No significant activity during the quarter.

PL 14 / PPL 3 (Oil Company of Australia Limited 100% (Operator))

No significant activity during the quarter.

2.2.3	Bowen Basin

On 18 December 2002, Origin and OCA announced a long term gas supply arrangement with AGL under which the companies will supply 340 PJ of gas over 15 years from 1 May 2005. Of this amount, approximately 52% will be supplied by OCA largely from its Queensland CSG interests.

PLs 41, 42, 43, 44, 45, 54, 67, 173 & 183 / PPLs 10 & 11 (Oil Company of Australia Limited 50% (Production Operator))

The Glentulloch 6 development well, located approximately 500m southeast of Glentulloch 5, was drilled during the quarter. The well intersected all horizons as prognosed and tested gas at 1.7 MMscfd over the upper Aldebaran Sandstone units. The well was cased and suspended as a future gas producer. The completion and tie-in of this well will be undertaken early in the first quarter 2003.

PL 94 (Oil Company of Australia (Moura) Pty Ltd 100% (Operator)) PL 94 Sublease (north of latitude 24[o] 37'20 "S) (Oil Company of Australia (Moura) Pty Ltd 50% (Operator))

Lowell Petroleum NL and Helm Energy – Australia, LLC has taken up the option to earn 50% in the northern part of PL 94 (Mungi Prospect) by contributing to a two well program in the Mungi field. The Mungi 4 vertical well which was drilled, fracture stimulated and completed during the previous period, was placed on production test. The well peaked at over 1 MMscfd and has now been shut in pending development. The second well was a horizontal surface to in seam well. This dual lateral well, which was drilled in September, was completed for production in December.

PL 101 (Oil Company of Australia Limited 50% (Operator), Oil Company of Australia (Moura) Pty Ltd 50%))

A four well appraisal/development was undertaken on the Peat field. The wells were drilled and fracture stimulated during December. The wells will be completed for production in early 2003.

PLs 90, 91, 92, 99, 100 (Fairview) (Oil Company of Australia Limited 4.47%, Oil Company of Australia (Moura) Pty Ltd 2.34%, OCA (CSG) Pty Limited 17.0%, Origin Energy Resources Limited 0.1%).

A total of 3 development wells were drilled during the quarter.

2.3	Western Australia

2.3.1	Perth Basin

L11 (Interest 67.0%, Beharra Springs gas field (Operator))

No significant activity during the Quarter.

2.3.2	Carnarvon Basin

L9 (Interest 56.55%, Tubridgi gas field (Operator))

No significant activity during the quarter.

2.4	Victoria

2.4.1	Otway Basin

PPL 8 (Interest 100%, Dunbar gas field (Operator))

The Dunbar field has not produced this quarter.

PPL 2 (Interest 100%, Iona gas field excluding Iona gas reservoir (Operator))

No significant activity during the quarter

VIC/P43 (Interest 30%)

Subsurface studies and development engineering for a range of potential co-operative development concepts have continued, including a major peer review conducted during November. The technical studies are aimed at a decision on the development concept in April 2003. Offshore survey activity commenced in December, including pipeline route and potential platform site geophysical surveys. These surveys will extend into 2003 to include seabed coring at potential platform sites to provide data to aid the concept selection process.

Environmental studies in support of site selection for the onshore pipeline crossing and gas plant have also continued with the aim of having the draft EES/EIS completed by April 2003. This activity included a series of public meetings in the Port Campbell area during December.

Studies into the joint development of the Thylacine (T/30P) and Geographe (VIC/P43) fields have continued.

First gas from the Otway Gas Project is planned for delivery to the market by 2006.

2.5	Tasmania

2.5.1	Otway Basin

T/30P (Interest 30%)

Studies into the joint development of the Thylacine (T/30P) and the Geographe (VIC/P43) fields have continued.

2.5.2	Bass Basin

T/RL1 (Interest 37.5% (Operator))

State and Commonwealth Environmental Approvals for the BassGas Development were received during the quarter. A Works Approval has been obtained for the gas plant located near Lang Lang.

A First Stage Design Verification Certificate has been issued by Lloyds Register to cover the platform design

Following the receipt of the Platform Design Verification and the Environmental Approvals, the Joint Venture approved the Project and a Notice to Proceed to Construction was issued to Clough.

Construction activities at Lang Lang will commence in January 2003.

3.	EXPLORATION ACTIVITIES

3.1	South Australia

3.1.1	Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Four gas appraisal wells (Nephrite South 3, Merrimelia North 2, Cowralli 5 and Tindilpie 4) were drilled in the quarter. Cowralli 5 was plugged and abandoned and the remaining three wells were cased and suspended as future gas producers.

One wildcat oil well (Moomba 165) was drilled in the quarter and cased and suspended as a future oil producer.

Patchawarra East Block (Interest 10.536%)

No significant activity during the quarter.

3.1.2	Otway Basin

PEL 27 (Interest 100.0%(Operator))

The Designated Authority approved an application to remove a drilling obligation in the current permit year, leaving a well commitment in the following permit year.

PEL 32 (Interest 75.7143% (Operator))

Interpretation of recently acquired seismic data and reprocessing of historical data shows that the Haselgrove South and Ladbroke Grove fields extend beyond the current PPL boundaries. An application for a new PPL encompassing these outlaying areas was made to the Designated Authority during the quarter.

PEL 57 (Interest 50% (Operator))

An extension of the high resolution gravity survey previously acquired over the Summer Hill lead was acquired during the quarter. Interpretation of the 74 km Honan’s Scrub Seismic Survey, acquired over the intra-Crayfish Group Orana lead in May 2002, continued.

PEL 66 (Interest 70% (Operator))

Geological and geophysical studies to evaluate the prospectivity of the permit are planned.

PEL 83 (Interest 60% (Operator))

A seismic data reprocessing program over the Wetherall feature commenced.

3.2	Queensland

3.2.1	Cooper/Eromanga Basin

ATP 259P – SWQ Gas Unit (Origin Energy Resources Limited 16.5% and Oil Company of Australia Limited 0.2375%)

No significant activity during the quarter.

ATP 259P (Block Interests 10-27%)

No significant activity during the quarter.

ATP 633P (Oil Company of Australia Limited 50% (Operator))

The Right-to-Negotiate (RTN) process is continuing to effect grant of this title.

3.2.2	Surat Basin

ATP 212P (Oil Company of Australia Limited 20%, Angari Pty Limited 49% (Operator))

No significant activity during the quarter.

ATP 336P (Oil Company of Australia Limited 10.745%, Oil Investments Ltd 35.505%)

No significant activity during the quarter.

ATP 375P (Oil Company of Australia Limited 100% (Operator))

Horseshoe 2, an exploration commitment well in ATP375P, intersected gas-bearing sands in the Tinowon Formation. The reservoir was drilled underbalanced using nitrogen and flowed at 3.1 MMscfd at a FTHP of 491 psi on a 1/2” choke. A Rewan Formation sand was also tested in the well and flowed gas at a rate of 0.2 MMscfd during DST-1.

ATP 470P Redcap & Rolston (Oil Company of Australia Limited 22.5% (Operator), Angari Pty Limited 67.5% in ATP470P Redcap; Oil Company of Australia Limited 100% (Operator) in ATP 470P Rolston)

No significant activity during the quarter.

ATP471P Weribone Pooling Area (Oil Company of Australia Limited 50.64% (Operator))

No significant activity during the quarter.

ATP 606P (Oil Company of Australia Limited 68.6% (Operator), OCA (CSG) Pty Limited 15.0%)

Analysis of core data collected from 3 wells drilled the previous quarter were undergoing analysis.

ATP 631P(Oil Company of Australia Limited 72.4% (Operator), OCA (CSG) Pty Limited 15.0%)

No significant activity during the quarter.

ATP 680P (Oil Company of Australia Limited 100% (Operator))

An exploration corehole, Mt Organ 1, completed drilling during the period.

ATP 692P (Oil Company of Australia Limited 50% (Operator))

A four hole production pilot program in the Talinga field continued during the quarter.

3.2.3	Bowen Basin

ATP 337P (Oil Company of Australia Limited 50%)

A significant seismic acquisition and reprocessing program has been planned by the Joint Venture to address high graded areas of ATP337P. This work will commence once a seismic crew is available.

Sardine Creek 1, an exploration well in ATP337P, successfully intersected net gas pay in the sand units of the Aldebaran Sandstone during the quarter. A DST conducted over the interval flowed gas at a final rate of 0.7 MMscfd. The well has been cased and suspended as a future gas producer.

ATP 525P (Oil Company of Australia Limited 50% (Operator), Oil Company of Australia (Moura) Pty Ltd 50%)

OCA has applied to relinquish this permit.

ATP 526P (Oil Company of Australia Limited 4.47%, Oil Company of Australia (Moura) Pty Ltd 2.34%, OCA (CSG) Pty Limited 17.0%, Origin Energy Resources Limited 0.1%)

Five exploration wells were drilled in ATP 526P during the quarter.

ATP 553P (Oil Company of Australia Limited 50%)

The seismic program planned for ATP 337P will also address areas in ATP 553P.

ATP 564P (Oil Company of Australia (Moura) Pty Ltd 50% (Operator))

Production testing of the Mungi 1 and Harcourt 1 exploration wells continued during the quarter.

A horizontal surface to in seam well was completed in the Harcourt field during the period. Production testing will commence in early 2003.

ATP 584P (Oil Company of Australia Limited 65.025% (Operator), OCA (CSG) Pty Limited 21.5%, Origin Energy Limited 0.25%)

No significant activity to report.

An application to renew the permit for a further four years has been made.

ATP 592P (Durham) (Oil Company of Australia Limited 65.025% (Operator), OCA (CSG) Pty Limited 21.5%, Origin Energy Limited 0.25%)

A six well production well program on the Durham field was completed during the quarter. One well remains to be cavity completed. Four wells commenced production testing as part of the field evaluation process. Two coreholes were completed during the period.

ATP 602P (Oil Company of Australia (Moura) Pty Ltd 50% (Operator))

Lowell Petroleum NL and Helm Energy – Australia, LLC earned a 50% interest in ATP 602P by contributing to the drilling of a horizontal surface to in seam well in the Timmy prospect. This well was drilled during the period and awaits completion for production in early 2003.

ATP 623P (Oil Company of Australia Limited 72.4% (Operator), OCA (CSG) Pty Limited 15.0%)

No significant activity during the quarter.

ATP 701P Application (Durham) (Oil Company of Australia Limited 3.264% (Operator), OCA (Durham) Pty Ltd 95%, OCA (CSG) Pty Limited 1.075%)

Negotiations on an Indigenous Land Use Agreement (ILUA) with the native title claimants were progressed during the quarter.

3.3	Victoria

3.3.1	Otway Basin

PEP 150 (Interest 50% (Operator))

Negotiations on a RTN Conjunctive Agreement with the native title claimants commenced during the quarter.

PEP 152 (Interest 50.51% (Operator))

The Joint Venture agreed during the quarter to drill the Koroit West 1 well in fulfilment of the Year 3 work obligation. The well, which targeted an intra-Belfast sandstone, was subsequently drilled in January 2003 and has been plugged and abandoned.

PEP 159 (Interest 50% (Operator))

Preparations commenced for the Banganna 1 well, which is scheduled to be drilled in early 2003 in fulfilment of the Year 2 work obligation. The well targets a Laira Formation / Pretty Hill Sandstone objective.

PEP 160 (Interest 40%)

The Designated Authority approved the Joint Venture’s application to defer the drilling commitment from Permit Year 3 to Permit Year 5. Initial interpretation of the West Casterton 2D seismic survey has been completed, and a reprocessing program is being planned.

VIC/P43 (Interest30%)

Evaluation of prospectivity in the permit is continuing.

3.4	Tasmania

3.4.1	Otway Basin

T/30P (Interest 30%)

Evaluation of prospectivity in the permit is continuing.

3.4.2	Bass Basin

T/18P (Interest 41.4% (Operator))

Mapping and geophysical evaluation of the Trefoil prospect incorporating recently reprocessed seismic data has been completed. Geological modeling to produce revised volumetric estimates has commenced.

3.5	Western Australia

3.5.1	Perth Basin

EP 320/L11 (Interest 67.0% (Operator))

Evaluation of the results from the 2001 drilling program and regional structural /stratigraphic updates incorporating recent results from wells in the area, is continuing.

EP 413 (Interest 49.18% (Operator))

Jingemia 1 was cased and suspended as a future oil producer after encountering an oil column of at least 28 metres thickness in the Dongara Sandstone. The well is 5 kilometres southwest of the Hovea oil field. Testing of the well over a 14 day period produced a total of 19,020 barrels of oil at an average rate of 1900 barrels of oil per day.

L1 and L2 (Acquiring 50% Interest)

Hovea 4, which spudded on 20 November as a combination appraisal and development well from the Hovea Production Facility (“HPF”), was completed for production in early January after being sidetracked due to stuck drill string. The well intersected the Dongara Sandstone reservoir at a position some 800 metres to the north of the HPF and encountered a 44 metre true vertical thickness oil reservoir in excellent quality sands. As a result of the problems encountered whilst drilling, the horizontal section planned for the well was not attempted.

Construction continued on a permanent storage and offloading facility at the HPF. This facility is due to be commissioned by early February.

Processing of the Hibbertia 3D seismic survey was finalised in December.

Production from the Hovea field recommenced on 2 October and a total of 134,000 barrels of oil was produced during the Quarter.

EP 368 (Acquiring 15% Interest)

An application to renew EP 368 for a further 5-year term has been approved by the Designated Authority.

WA 226P (Acquiring 28.75% Interest (Operator))

Morangie 1 spudded on 16 October and reached initial total depth on 23 October. Subsequent sidewall cores, contrary to cuttings samples observed whilst drilling, showed good to excellent fluorescence over the upper part of the primary Wagina Formation objective. As a result of the additional information, a program of wireline pressure measurements with reservoir fluid sampling capability (MDT) was undertaken to confirm that the shows were indicative of non commercial residual hydrocarbons and to obtain reservoir quality data for forward exploration planning. To obtain the MDT measurements it was necessary to sidetrack the well and redrill the Wagina Formation close to the original well bore. The MDT measurements confirmed that the shows were indicative of non commercial residual hydrocarbons and that the zone was water saturated. As a result the well was plugged and abandoned on 29 October.

An application to renew WA 226P for a further 5-year term has been submitted to the Designated Authority for approval.

3.6	Northern Territory/Western Australia

3.6.1	Bonaparte Basin

WA-6-R, NT/RL1 (Interest 5%)

The Operator is continuing to pursue marketing efforts to commercialise the field, including holding discussions with other operators in the area to investigate the possibility of incorporating Petrel into other developments. The joint venture budget proposed by the Operator (Santos) for continuation of technical studies and marketing activity in 2003 was approved in December.

3.7	New Zealand

3.7.1	East Coast Basin

PEP 38328 (Interest 37.5%)

Technical studies are ongoing including 60km of seismic reprocessing.

PEP 38332 (Interest 37.5%)

Technical studies are ongoing including 50km of seismic reprocessing.

PEP 38330 (Interest 22.5%)

A recently approved work program of technical studies will begin January 2003.

3.7.2	Onshore Taranaki Basin

PEP 38718 (Interest 20%)

It is planned that the Tuihu 1 exploration well, which was drilled and suspended in 2001, will be deepened into the Kapuni Formation mid-year 2003.

PEP 38728 (Interest 15%)

A work programme and budget encompassing further technical analysis of the results of the Makino 1B well and the prospectivity of the permit has been agreed by the joint venture and submitted to the Ministry of Economic Development for consideration

PEP 38729 (Interest 25%)

A work programme and budget encompassing further technical analysis of the results of the Opito1 well and the prospectivity of the permit has been agreed by the Joint Venture and submitted to the Ministry of Economic Development for consideration.

PEP 38744 (Interest 50% (Operator))

Technical studies were initiated during the quarter, with the seismic reprocessing programme due for completion early January 2003.

3.7.3	Offshore Taranaki Basin

PEP 38478 (Interest 50%)

This permit was awarded to Origin and NZOG (Operator) in September 2002 as an extension to the onshore permit PEP 38729. A work program of 200km 2D seismic reprocessing has been agreed by the joint venture and initiated.

3.8	United States of America

3.8.1	Gulf of Mexico (Onshore)

Production continued from the Burlington United Lands 1 well during the quarter.

The Company has earned a 9.83% interest in the prospect area around the well.

4.	EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure	A$’000	This Quarter	Previous Quarter	%Change	2nd Quarter 2001/02	YTD 2002/03	YTD 2001/02
Exploration / Appraisal		24,651	5,492	349%	15,753	30,143	36,396
Development / Plant		33,969	22,500	51%	19,835	56,469	38,377

Total		58,620	27,992		35,588	86,612	74,773

The details and development activities and the expenditure and revenues relating to those activities referred to in this report have not been audited.

ASX Release

31 January 2003

Hovea 5 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that Hovea 5 located in the onshore Perth Basin Production Licence L1, spudded on Thursday 30 January and at 0600 hours was preparing to run 339 millimetre casing at 653 metres.

The Hovea 5 well, operated by ARC Energy NL, is being drilled as a deviated combination appraisal and development well from the Hovea Production Facility (“HPF”) location. The well is designed to intersect the Dongara Sandstone reservoir at a position some 490 metres to the south of the HPF and will provide information on the southern extent of the Hovea Field.

The Joint Venture has agreed that Eremia 1, an exploration well 2.4 kilometres to the west of the Hovea Field and located between Hovea and the EP 413 Jingemia oil discovery will be drilled immediately following Hovea 5. The primary targets for the Eremia 1 well are the Dongara Sandstone, oil bearing in the Hovea and Jingemia Fields and the High Cliff Sandstone, gas bearing in Hovea 2.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), Hovea 5 and Eremia 1 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

*a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink

General Manager – Exploration

Phone: 07 3858 0676

Email: rob.willink@upstream.originenergy.com.au